EXHIBIT I

                     PROPOSED FORM OF NOTICE

                SECURITIES AND EXCHANGE COMMISSION

                      (Release No. 35-     )
   Filing Under the Public Utility Holding Company Act of 1935
                      _______________, 1995

       Maine Yankee Atomic Power Company (File No. 70-8813)


          Maine Yankee Atomic Power Company (the "Company"), 329 Bath Road, Brunswick, Maine 04011, an indirect subsidiary of Northeast Utilities and New England Electric System, both registered holding companies, has filed Post-Effective Amendment No. 2 to its Application/Declaration on Form U-1 filed under Sections 6(a) and 7 of the Public Utility Holding Company Act of 1935, seeking to extend through December 31, 2001 its existing authorization to issue and sell, no later than December 31, 2001, short-term notes ("Notes") under bank lines of credit, and/or commercial paper ("Commercial Paper") up to an aggregate amount at any one time outstanding of $21 million. As of September 30, 1996, Maine Yankee did not have any amounts issued and outstanding under these credit lines nor did it have any Commercial Paper obligations outstanding. Maine Yankee believes maintaining these lines of credit and the flexibility to issue Commercial Paper will assist it in meeting its cash requirements over the next five years.

          The Notes will mature in twelve months or less from the date of issuance and will have an effective interest cost not exceeding the effective interest cost of borrowings at the prime rate, as in effect from time-to-time at the banks. Commitment fees will not exceed 1/2 of 1% of the lines of credit from such banks.

          The Commercial Paper will mature in twelve months or less from the date of issuance and will be issued pursuant to an exception from competitive bidding through dealers in commercial paper and sold to institutional investors. The Commercial Paper may be backed by Maine Yankee's available lines of credit, revolving credit agreements or other liquidity or credit enhancement devices, including credit support by a banking institution for customary fees. Maine Yankee will pay a fee to the dealers in the Commercial Paper, estimated to be 1/8 of 1% per annum, on a discount basis, of the amounts borrowed, as compensation for their services with regard to the issuance of the Commercial Paper. The interest rate on the Commercial Paper will vary depending upon the interest rates prevailing in the relevant market at the time of issuance.

          For the Commission, by the Office of Public Utility
Regulation, pursuant to delegated authority.